                    REPRESENTATION OF COUNSEL UNDER RULE 487

SECURITIES AND EXCHANGE COMMISSION

EQUITY OPPORTUNITY TRUST,
VALUE SELECT TEN SERIES 2007D
(File No. 333-144144)

     Pursuant to paragraph (b)(6) of Rule 487 of the Securities and Exchange
Commission (17 C.F.R. 230. 487) ("Rule 487"), we hereby represent that the
Registration Statement on Form S-6 under the Securities Act of 1933, as amended, and Amendment No. 1 to such registration statement ("Registration Statement")
does not contain disclosures which would render such Registration Statement ineligible to become effective pursuant to paragraph (a) of Rule 487.

                                             /s/ KATTEN MUCHIN ROSENMAN LLP
                                             -----------------------------------
                                             KATTEN MUCHIN ROSENMAN LLP

July 20, 2007
New York, New York